1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 8, 2013

VIA EDGAR

Jeffrey Foor, Esq.

John Ganley, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:               ING Investors Trust (File No. 33-23512), ING Partners Inc. (File No. 333-32575), ING Variable Insurance Trust (File No. 333-83071), ING Variable Products Trust (File No. 33-73140), ING Equity Trust (File No. 333-56881), ING Funds Trust (File No. 333-59745), ING Mutual Funds (File No. 33-56094), ING Senior Income Fund (File No. 333-175174), ING Separate Portfolios Trust (File No. 333-141111), ING Asia Pacific High Dividend Equity Income Fund (File No. 333-139981), ING Emerging Markets High Dividend Equity Fund (File No. 333-168091), ING Global Advantage and Premium Opportunity Fund (File No. 333-126570), ING Global Equity Dividend and Premium Opportunity Fund (File No. 333-114333), ING Infrastructure, Industrials and Materials Fund (File No. 333-147343), ING Series Fund, Inc. (File No. 33-41694), ING International High Dividend Equity Income Fund (File No. 333-142112), ING Prime Rate Trust (File No. 333-180973; 333-180985), ING Risk Managed Natural Resources (File No. 333-138186), ING Variable Portfolios, Inc. (File No. 333-05173), ING Strategic Allocation Portfolios, Inc. (File No. 33-88334), ING Balanced Portfolio, Inc. (File No. 33-27247), ING Intermediate Bond Portfolio (File No. 2-47232), ING Money Market Portfolio (File No. 2-53038), and ING Variable Funds (File No. 2-51739) (each a “Registrant” and, collectively, the “Registrants”)

Dear Messrs. Foor and Ganley,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on February 25 and 26, 2013 in connection with the proxy statements (each a “Proxy Statement” and, collectively, the “Proxy Statements”) that were filed on January 25, 2013 by the Registrants and on February 12, 2013 by ING Variable Insurance Trust (adding ING GET U.S. Core Portfolio — Series 11 to the Proxy Statement) filed by that Registrant on January 25, 2013.

Set forth below are the comments received from the Staff and the Registrants’ responses thereto.  A number of the comments the Staff made to a single Proxy Statement apply to all or several of the Proxy Statements.  The Registrants have applied these comments, and the responses thereto, to each of the Proxy Statements as applicable.  Capitalized terms in this letter that are not otherwise defined herein have the meanings ascribed to them in the Proxy Statements.

General Comments

1.              Comment: The Staff notes that in a letter dated February 25, 2013, the Registrants have requested assurance from the Staff of the Division of Investment Management that it would not recommend any enforcement action to the Commission for non-compliance with the shareholder approval requirements of Section 15(a) of the Investment Company Act of 1940 (“1940 Act”), if the Registrants obtain shareholder approval of new investment advisory agreements at a single meeting of shareholders, at the commencement of a series of related transactions that may be deemed to result in one or more “assignments” of the series of the Registrants’ (“Funds”) advisory agreements (“No-Action Request”).  The Staff also notes that the Proxy Statements disclose that the Registrants have sought this assurance.

Please confirm that to the extent that there are material differences between the disclosure in the Proxy Statements regarding the No-Action Request and any no-action assurance ultimately granted by the Division of Investment Management, the Registrants will file amended Proxy Statements reflecting these material differences.

Response:  The Registrants confirm that in the event such differences arise that are material to shareholders, the Registrants will either amend the Proxy Statements or will not rely on any no-action assurance granted by the Division of Investment Management in response to the No-Action Request.

2.              Comment:  Please insert a chart in the introductory portion of each Proxy Statement summarizing the proposals that are applicable to each Fund.  For example, one axis of the chart could list the proposals and the other axis could list the Funds, with check marks indicating which proposals are applicable to which Funds.

Response:  The Registrants have inserted charts in the Proxy Statements in response to this comment.

3.              Comment:  If accurate, please state in the proxy statement that the Registrants intend to keep shareholders apprised of material developments with respect to the IPO and the Divestiture generally.

Response:  The Registrants have not added the requested disclosure to the proxy statements, but supplementally confirm to the staff that the Registrants intend to continue to disclose to shareholders developments with respect to the IPO and the Divestiture that are material to shareholders.  As you know, this is an obligation of the Funds that conduct a continuous offering under Section 11 of the Securities Act of 1933 and the anti-fraud provisions of the federal securities laws.  Disclosure will be made as described in the No-Action Request.

4.              Comment:  Please consider using a term other than “base case” when describing the method of achieving the Separation Plan.

Response:  The Registrants note that the term “base case” has been used by the ING Groep in its communications with the public regarding the Separation Plan and the IPO.  Therefore, the Registrants believe it is appropriate to continue to use the same term in the Proxy Statements to avoid inconsistency in communications and potential confusion among shareholders, and the Registrants have not changed the references to the term in the Proxy Statements.

Comments Made to the Proxy Statement Filed by ING Investors Trust, ING Partners Inc., ING Variable Insurance Trust, ING Variable Products Trust(1)

1.              Comment: In the second paragraph of the section entitled “What is happening?” it is noted that “the Separation Plan is the base case.”  Please confirm whether the Separation Plan is the base case, or whether the IPO is the base case.

Response:  The Registrant has revised this paragraph to clarify that the base case for ING Groep’s divestment of ING U.S. is the IPO and thereafter divesting its remaining ownership over time.

2.              Comment:  In the same paragraph, the proxy statement indicates, “[a]s part of the same proposals, Shareholders are voting to approve, under certain circumstances, any future agreements required to be approved as a result of subsequent Change of Control Events that occur in connection with the Separation Plan”

(1)                                 As indicated above, the Registrants have applied these comments and their responses thereto to the other Proxy Statements, as appropriate.

a.              Please explain what the “certain circumstances” may be; and

b.              Please change “any future agreements” to “any future advisory or sub-advisory agreements.”

Response:  The Registrants have clarified this paragraph in response to Comment 5.a.  The Registrants have revised the Proxy Statements in accordance with Comment 5.b.

3.              Comment:  The third paragraph in the section entitled “Impact of the Separation Plan” on page 6 references the filing of the Form S-1.  Please clarify or explain that it is possible that the IPO will not take place, notwithstanding the fact that the Form S-1 has been filed.

Response:  The Registrants have revised this paragraph in accordance with this Comment.

4.              Comment:  On Page 6, in the section entitled “Why did the advisory and sub-advisory agreements terminate?”, the proxy statement indicates:

If there is a change from the facts described in this Proxy Statement that is material to shareholders of the Portfolios in the context of a vote on an advisory agreement, any shareholder approval received at the Shareholder Meeting may no longer be valid to approve future advisory and sub-advisory agreements that would otherwise be approved in the event of subsequent Change of Control Events.

Please change the phrase “may no longer be valid” to “would no longer be valid.”

Response:  The Registrants have revised this paragraph in accordance with this Comment.

5.              Comment:  In the description of the required vote for Proposal One on page 12, and in the similar sections for each Proposal, please describe the proportional voting process and the fact that a small number of variable contract holders or plan participants may determine the outcome of a vote.  Consider using the same or similar language as is used on page 42 of the Proxy Statement in this regard or a summary thereof.

Response:  The Registrants have added disclosure to each Proposal in this Proxy Statement in response to this Comment, in addition to a cross reference to the more detailed discussion on page 42, except for Proposals relating to the election of nominees for Trustee where a plurality is sufficient to elect a nominee.  In cases where a plurality of shares is sufficient, a small number of shareholders could determine the outcome of the vote regardless of whether the Fund is a variable products fund.  Thus, the Registrants believe adding this disclosure to such Proposals could be confusing to shareholders.

6.              Comment:  Please consider an alternative to the term “bundled fee structure” throughout the Proxy Statement.

Response:  The Registrants have removed this term from the text of the shareholder Proposals themselves in response to this Comment, but have retained references to the term in other sections of the Proxy Statements.  The Registrants note that the prospectuses and Statements of Additional Information for the applicable Funds use the term, and believe that using a different term in the Proxy Statements could be confusing to shareholders.

7.              Comment:  On page 10 and elsewhere in the Proxy Statement, it states that no changes to the fee schedules are “anticipated” in connection with certain Proposals.  Please state this more definitely by using a term other than “anticipated.”

Response: The Registrants have replaced “anticipated” with “proposed” in the relevant sections of the Proxy Statements in response to this Comment.

8.              Comment:  Please correct the typographical error contained in the following clause on page 14: “DSL shall designate the compensate . . . .”

Response: The Registrants have corrected this typographical error.

9.              Comment:  Please correct the references to “Group B” in the second paragraph under the section “What happens if shareholders do not approve the Proposal?” so that they reference “Group C.”

Response:  The Registrants have corrected these typographical errors.

10.       Comment:  The fourth paragraph of the section entitled “Separation Plan — Factors Considered by the Board” indicates that the Board’s conclusions were made in light of, among other factors, “undertakings by ING Investments relating to certain follow-up actions.”  Please describe these undertakings in your response.  To the extent that these undertakings are material, please describe them in the Proxy Statement as well.

Response:  As these undertakings relating to follow-up actions are described in more detail in Items 9, 13, and 14 of this section, the Registrants have deleted the reference to the undertakings cited by the Staff.

11.       Comment:  In Item 18 of the same section, there is reference to potential advantages and disadvantages for shareholders that were considered by the Board.  Please explain, in this Item or elsewhere in the Proxy Statement, what potential advantages and disadvantages the Board considered.

Response:  The Registrants have revised Item 18 to read as follows in response to this Comment:

The Board considered the legal obligation of ING Groep under the Separation Plan to divest its ownership interest in ING U.S., as well as potential advantages of this divestiture to shareholders of the Portfolios (such as the potential increased focus on and flexibility in asset management activities, continuity of key personnel, increased opportunities to grow the independent investment management operations and the importance of asset management operations to the future overall success of ING U.S.), as well as potential disadvantages of this divestiture to shareholders of the Portfolios (such as the resulting loss of ready access to certain services and resources of global ING Groep and the eventual loss of affiliation with the ING name brand).

12.       Comment: In Item 20 of the same section, there is a reference to “actions taken by ING Investments subsequent to the November 29, 2012 approvals of the Current Agreements with respect to certain Funds in response to requests made by the Board in connection with those approvals.”  Please describe these actions and requests in your response.  To the extent this information is material, please describe it in the Proxy Statement as well.

Response:  It is a common practice in connection with annual contract renewals (such as those that occurred on November 29, 2012) for a Board to request follow-up reports or information regarding certain Funds or, in some instances, to formulate specific future proposals to address performance concerns for certain Funds at a future Board meeting.  This is not unusual nor, we believe, sufficiently material to warrant more specific disclosure.

13.       Comment:  In Proposal Six and elsewhere in the Proxy Statement, please use a term other than “bifurcated” to describe the fee arrangement proposed for certain Portfolios.  In addition, please add reference to the fact that this Proposal seeks a vote to increase the advisory fee for certain Portfolios to the title of the Proposal, in every place the title is used, including on the Notice of Special Meeting and the Proxy Card.

Response:  The Registrants generally have removed references to a “bifurcated” fee structure, and have added disclosure to the Proxy Statements indicating that this Proposal could result in an increase in management fees for the relevant Funds.

14.       Comment:  In Proposal Six, it states, “the Bifurcated Fee Structure would be effective April 30, 2012 or upon shareholder approval, whichever is later.”  Please change the date referenced to a date in 2013.

Response:  The Registrants have corrected this typographical error.

15.       Comment:  In the section entitled “What is the proposed Bifurcated Fee Structure?”, please state the estimated amount of the increase in advisory fee that would result from implementation of the Proposal, or indicate that it is expected that the advisory fees for the Portfolios will increase as a result of the Proposal and explain the assumptions used to develop that estimate.

Response:  The Registrants have provided an estimate of what the advisory fee for a Fund would be if (1) Proposal Six were approved and (2) the Funds subsequently invested 20% of its assets in Direct Investments.  The disclosure states these assumptions.

16.       Comment:  In the section entitled “What factors were considered by the Board?” in this Proposal, please indicate whether the Board considered advisory fees other investment advisers charge to funds of ETFs when considering whether to approve the amendment of the fee structure, and, if so, please summarize what these comparisons indicated.

Response:  The Board considered comparisons of the proposed amended fee structure with fee rates charged by advisers to selected peer groups of funds-of-funds that invest in affiliated mutual funds (“SPGs”).  The Board received these SPG comparisons, rather than comparisons with funds-of-funds that invest a portion of assets in ETFs and other similar direct investments, because these SPG comparisons set a more stringent standard (i.e., lower fee rate) for comparison.  In this connection, the Board considered, among other data points, that, on a blended basis, the proposed amended fee rates, even assuming a maximum level of investment in Direct Investments, was equal to or very close to the average management fee of the SPGs.  A reference to this factor will be added to the list of factors considered in “What factors were considered by the Board?”

17.       Comment:  In Proposal Seven, the Proxy Statement indicates that DSL recommended entering into the proposed sub-advisory agreement “[t]o improve operational efficiency.”  Please explain what operational efficiencies are expected to be achieved through implementation of the Proposal.

Response:  The Registrants have revised the applicable Proxy Statements to indicate that the Proposal is anticipated to improve the efficiency of the compliance and trading functions performed on behalf of the relevant Funds.

18.       Comment:  Proposal Eight relates to the approval of a modified manager-of-managers arrangement.  Please state in the title of the Proposal, and other places where the title is used, that the proposal would permit entering into sub-advisory agreements with wholly-owned subadvisers without shareholder approval.

Response:  The Registrants have revised the title of this Proposal in response to this Comment.

19.       Comment:  In the third paragraph in the section entitled “What is Proposal Eight,” please change “until the exemptive order requested by the Amended Relief is issued by the SEC” to “unless and until the exemptive order requested by the Amended Relief is issued by the SEC,” or a similar clause that does not assume that obtaining the Amended Relief is a certainty.

Response:  The Registrants have revised this clause in response to this Comment.

20.       Comment:  Please indicate in your response whether the current prospectuses for the Portfolios reflect that the Portfolios have requested the Amended Relief.

Response:  If the Registrants receive the Amended Relief, the Registrants intend to include any disclosure required by the Amended Relief in the Funds’ prospectuses.

Comments Made to the Proxy Statement Filed by ING Variable Portfolios, Inc., ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio (File No. 2-53038), and ING Variable Funds(2)

1.              Comment:  It appears that the applicable Statement of Additional Information contains language similar to the language proposed to be added to the fundamental investment restrictions of the ING Money Market Portfolio in Proposal Five.  Please explain why this Proposal is necessary.

Response:  In addition to its current fundamental investment policy on concentration, the ING Money Market Portfolio (the “Money Market Portfolio”) currently has a non-fundamental investment policy disclosed in the Money Market Portfolio’s Statement of Additional Information, which states that certificates of deposit, fixed-time deposits, bankers acceptances and certain other instruments issued by banks are not considered investments in the banking industry for purposes of the fundamental investment policy on concentration.  The proposed amendment to the Money Market Portfolio’s fundamental investment policy on concentration is designed to combine these fundamental and non-fundamental policies in order to eliminate any ambiguity regarding the authority of the Money Market Portfolio to invest without limitation in certificates of deposit, fixed-time deposits, bankers acceptances and other short-term instruments issued by banks that are otherwise eligible investments for the Money Market Portfolio under the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Portfolio consistent with its fundamental policies.  The Registrant has revised the disclosure contained in the proxy statement to clarify the basis for proposing the revised fundamental investment policy on concentration.

2.              Comment:  The Proposal seeks to interpret certificates of deposit, fixed-income deposits, bankers acceptances, and certain other instruments as not being investments in the banking industry.  The Staff does not agree with this interpretation.  The Staff cites Investment Company Act Release No. 9,011 (Oct. 30, 1975), in which the Staff indicated that money market funds may reserve the right to concentrate in “certain bank instruments issued by domestic banks provided that, with respect to the latter, additional disclosure is made concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.”  Please consider reserving the right to concentrate in this manner rather than the current approach taken by the Proposal.

(2)                                 As indicated above, the Registrants have applied these comments and their responses thereto to the other Proxy Statements, as appropriate.

Response:  The Registrant has revised the proposed fundamental investment policy on concentration in response to this comment.  Specifically, the proposed fundamental investment policy has been revised to state that:  “[it] will not limit the Portfolio’s investments in certificates of deposit, fixed-time deposits, bankers acceptances and other short-term instruments issued by banks that are otherwise eligible investments for the Portfolio under the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Portfolio.”

3.              Comment:  The Staff believes the use of the phrase “and certain other instruments issued by banks” in the proposed new language for the fundamental investment restriction in Proposal Five is overly broad and should be clarified or removed.

Response:  The Registrant has revised the proposed fundamental investment policy on concentration in response to this comment.  Specifically, the Registrant has revised the identified language to read: “and other short-term instruments issued by banks that are otherwise eligible investments for the Portfolio under the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Portfolio.”  Each of these other instruments is described in the Statement of Additional Information for the Money Market Portfolio.

Comments Made to the Proxy Statement Filed by ING Equity Trust, ING Funds Trust, ING Mutual Funds, and ING Senior Income Fund(3)

1.              Comment:  In the section of the Introduction entitled “What is Happening,” the first paragraph refers to the IPO, but does not indicate the expected size of the IPO.  If the Registrants are not able to provide an estimate of the size, please state that the IPO may be for more or less than 25% of the outstanding shares of ING U.S., if accurate.

Response:  The Registrants note that the Proxy Statements clearly disclose that the IPO is not expected to constitute a Change of Control Event in the section of the Proxy Statements entitled “What is the Separation Plan?”, and have determined not to revise the first paragraph of the section of the Proxy Statements referenced by the Staff in accordance with this Comment.

(3)                                 As indicated above, the Registrants have applied these comments and their responses thereto to the other Proxy Statements, as appropriate.

2.              Comment:  Consider clarifying in that paragraph the sentence indicating that the Separation Plan may be achieved through one or more private sales, and consider not placing the sentence in parentheses.

Response:  The Registrants have made revisions to this paragraph that are consistent with this Comment.

3.              Comment: The Staff recommends deleting the defined term “Change of Control Event” in the Proxy Statement.

Response:  The Registrants believe that the use of this defined term aids in the clarity and readability of the Proxy Statements, and have determined not to remove the defined term from the Proxy Statements.

4.              Comment:  The first reference to ING Investment Management Advisors, B.V. in the Proxy Statement occurs in the third paragraph of that section.  Consider briefly introducing this entity and indicating that it is not part of ING U.S.

Response:  The Registrants have revised the Proxy Statements in response to this Comment.

5.              Comment:  In several instances throughout the Proxy Statement, several of the Proposals are described as being “prompted by the IPO.”  This may be unclear to readers, principally because the IPO is not likely to constitute a change of control of any adviser or sub-adviser to the Funds, and, therefore, would not result in the termination of any of the advisory or sub-advisory agreements relating to the Funds.

Response:  The Registrants believe that the term “prompted” is appropriate in this case because, among other reasons, shareholder approval is being sought at this time in response to the anticipated IPO.  Because it is not anticipated that the IPO will cause the Funds’ advisory and sub-advisory agreements to terminate, the Registrants believe that a term that implies that the IPO will require the Proposals to be made would not be appropriate.  We also suggest that the phrase is consistent with the No-Action Request.

6.              Comment:  In Proposal One, the Proxy Statement indicates:

Shareholder approval will be deemed to apply to future advisory agreements only if: (1) the sale of common stock of ING U.S. is broadly distributed with no single person acquiring more than 25% of ING

U.S.’s outstanding voting securities; (2) the Board approves the future advisory agreements; and (3) the future advisory agreements are not materially different from the agreements that are described in this Proxy Statement.

Similar statements are made in connection with several other Proposals.  In clause number (1), rather than referencing 25% of ING U.S.’s outstanding voting securities, consider stating that no single person will gain control of ING U.S.

Response:  The Registrants have revised clause number (1), and other similar statements throughout the Proxy Statements, in a manner consistent with this Comment.

7.              Comment:  On page 7, the Proxy Statement indicates, “No changes to the fee schedules for the Funds are anticipated in connection with Proposal One; however if shareholders of ING Diversified International Fund (‘DIF’) approve Proposal Seven, the advisory fee schedule for DIF will be amended to provide for a bifurcated fee as described in Proposal Seven.”  Please confirm whether these references should be to Proposal Five rather than Proposal Seven.  In addition, please clarify that if the referenced Proposal is approved, it is expected to result in the increase of advisory fee for DIF.

Response:  The Registrants have corrected incorrect references to Proposal Seven and have indicated that if Proposal Five is approved, it could result in the increase of the advisory fee paid by DIF.

8.              Comment:  On page 8, in the subsection entitled “Appointment of Sub-Advisers,” the phrase “proposed advisory agreement or SIF” appears.  The use of the term “or” appears to be a typographical error.

Response:  The Registrants have corrected this typographical error.

9.              Comment:  In Proposal Five, please clarify in the first paragraph what is meant by “Direct Investments.”  If the intent is to invest primarily in ETFs, please state that in this paragraph.  Also, please consider whether “Direct Investments” is an appropriate term for investing in ETFs, which, in turn, invest directly in other securities.

Response:  The Registrants have added language to the first paragraph further clarifying what is meant by the term “Direct Investments.”  The Registrants note that “Direct Investments” is a defined term that also is used in the proposed advisory agreement, and believe that using a different term in the Proxy Statements could lead to confusion among shareholders.  The Registrants also note that the term “Direct Investments” is used in the prospectuses for ING Funds currently operating under the bifurcated advisory fee structure, and would be used in the prospectuses for the Funds that are subject to this Proposal upon shareholder approval.

10.       Comment:  The Staff recommends describing the expense limitations that would be in place if Proposal Five is approved in a separate section from the description of the operation of the proposed fee structure.

Response:  The Registrants have revised the Proxy Statements in a manner that is consistent with this Comment.

11.       Comment:  In the Annual Fund Operating Expenses table in Proposal Five, which shows estimated fund expenses assuming the Proposal is approved, the estimated Acquired Fund Fees and Expenses (“AFFE”) are the same under the current and proposed arrangements.  Please confirm this, and if this is correct, please explain in your response why these figures are the same.

Response:  The Registrants have determined not to provide an estimate for AFFE in the event Proposal Five is approved.  Doing so would require the Registrants to make a number of assumptions regarding the expense ratios of Underlying Funds in which DIF may invest.  It is likely that the AFFE expenses for DIF would decrease as a result of the Proposal, and, therefore, the Registrants believe not showing estimated lower AFFE is a more conservative approach.

12.       Comment:  In the section of Proposal Five entitled “Why is the Bifurcated Fee Structure Proposed,” at the end of the first sentence of the first paragraph, please add “except in connection with managing the Underlying Funds.”

Response:  The Registrants have determined not to revise this paragraph in accordance with this Comment.  The Registrants believe that the paragraph clearly discloses the fact that ING advisers receive advisory fees for managing ING Underlying Funds, and believe that adding the disclosure requested is unnecessary and could be confusing to shareholders.

13.       Comment:  The last sentence of the same paragraph appears to have a typographical error.  Please confirm whether the reference to DIF should be a reference to ING Investments.

Response:  The Registrants have corrected this typographical error.

14.       Comment:  Please confirm in your response that any compensation to ING IM in connection with serving as a consultant for DIF currently is paid by ING Investments, and not DIF.

Response:  The Registrant confirms that the compensation to ING IM in connection with serving as a consultant with respect to the investments of DIF is paid by ING Investments, and not DIF.  The Registrant has added disclosure to this effect in the Proposal.

15.       Comment:  Please confirm in your response that no shareholder proposals are outstanding with respect to any Fund that is subject to any of the Proxy Statements.

Response:  The Registrants confirm that no shareholder proposals are outstanding with respect to any Fund that is subject to any of the Proxy Statements.

16.       Comment: Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Associate
Dechert LLP

Attachments

cc:                                Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

March 8, 2013

VIA EDGAR

Jeffrey Foor, Esq.

John Ganley, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:               ING Investors Trust (File No. 33-23512), ING Partners Inc. (File No. 333-32575), ING Variable Insurance Trust (File No. 333-83071), ING Variable Products Trust (File No. 33-73140), ING Equity Trust (File No. 333-56881), ING Funds Trust (File No. 333-59745), ING Mutual Funds (File No. 33-56094), ING Senior Income Fund (File No. 333-175174), ING Separate Portfolios Trust (File No. 333-141111), ING Asia Pacific High Dividend Equity Income Fund (File No. 333-139981), ING Emerging Markets High Dividend Equity Fund (File No. 333-168091), ING Global Advantage and Premium Opportunity Fund (File No. 333-126570), ING Global Equity Dividend and Premium Opportunity Fund (File No. 333-114333), ING Infrastructure, Industrials and Materials Fund (File No. 333-147343), ING Series Fund, Inc. (File No. 33-41694), ING International High Dividend Equity Income Fund (File No. 333-142112), ING Prime Rate Trust (File No. 333-180973; 333-180985), ING Risk Managed Natural Resources (File No. 333-138186), ING Variable Portfolios, Inc. (File No. 333-05173), ING Strategic Allocation Portfolios, Inc. (File No. 33-88334), ING Balanced Portfolio, Inc. (File No. 33-27247), ING Intermediate Bond Portfolio (File No. 2-47232), ING Money Market Portfolio (File No. 2-53038), and ING Variable Funds (File No. 2-51739) (each a “Registrant” and, collectively, the “Registrants”)

Dear Messrs. Foor and Ganley:

The Registrants are responsible for the adequacy and accuracy of the disclosure in these filings.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management — ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.
Dechert LLP